Exhibit (a)(2)

Dionex Corporation 1228 Titan Way P.O. Box 3603 Sunnyvale, CA 94088-3603 408 737 0700 Fax 408 730 9403
December 20, 2010
Dear Dionex Stockholder:
We are pleased to inform you that on December 12, 2010, Dionex Corporation (“Dionex”) entered into an Agreement and Plan of Merger (the “ Merger Agreement ”) with Thermo Fisher Scientific Inc. (“Thermo Fisher”) and Weston D Merger Co. (“Purchaser”), a wholly-owned subsidiary of Thermo Fisher.
Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dionex (the “Common Stock”) at a price of $118.50 per share, net to the seller thereof in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 20, 2010, and related materials enclosed with this letter. Unless subsequently extended in accordance with the terms of the Merger Agreement, the tender offer is currently scheduled to expire at midnight, New York City time, on January 19, 2011, at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will accept and pay for all shares of Common Stock validly tendered and not validly withdrawn pursuant to the tender offer. Following the consummation of the tender offer, Purchaser will merge with and into Dionex on the terms and subject to the conditions set forth in the Merger Agreement, and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the tender offer (other than shares held by stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to $118.50 per share.
The board of directors of Dionex has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of Dionex and Dionex’s stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the board of directors of Dionex unanimously recommends that holders of Common Stock accept the offer, tender their shares of Common Stock to Purchaser pursuant to the offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.
In arriving at its recommendation, the board of directors of Dionex gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,
/s/ Frank Witney
Frank Witney
President and Chief Executive Officer